News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold Reports Drill Results at San Roque Project in Argentina

July 21, 2011 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX, TSX: NG) today announced the results of its initial drill program at the San Roque project in the Rio Negro Province of Argentina.

The program was designed to test three areas at the San Roque project; the Del Indio zone (now called the Zone 33 Area), a series of IP and resistivity anomalies, and the Zone 51 Area. The locations of the drill holes are shown on the location map below.

Significant intercepts are shown in the table below.

Table 1: San Roque Significant Drill Intervals
			Total	Au	Ag	In	Pb	Zn	AuEq	AuEq gpt
	From	To	meters	gpt	gpt	gpt	%	%	gpt	x meters
DDHMSR-0002	37.0	58.5	21.5	0.43	17.1	4.2	0.35	0.45	1.22	26.2
	98.0	133.0	35.0	0.51	15.9	10.0	0.38	0.60	1.44	50.4
	167.0	171.0	4.0	2.30	84.3	0.1	0.09	0.21	4.14	16.6
3 intervals			60.5	0.60	20.8	7.3	0.35	0.52	1.54	93.2
DDHMSR-0003	25.0	51.0	26.0	0.63	9.0	4.45	0.16	0.22	1.05	27.3
	102.0	139.0	37.0	0.21	18.8	14.5	0.37	0.47	1.17	43.5
	186.0	205.0	19.0	0.15	42.7	52.4	0.97	0.65	2.42	46.1
3 intervals			82.0	0.33	21.2	20.1	0.44	0.44	1.42	116.8
DDHMSR-0009	31.0	61.0	30.0	0.36	6.3	7.35	0.34	0.66	1.08	32.3
	69.0	189.0	120.0	1.16	10.3	39.0	0.43	2.04	3.06	367.0
2 intervals			150.0	1.00	9.5	32.7	0.41	1.77	2.66	399.3
DDHMSR-0013	9.0	13.0	4.0	0.19	2.4	262.9	0.42	0.23	3.57	14.3
	21.0	54.7	33.7	0.30	7.7	6.9	0.70	0.92	1.35	45.6
	61.0	205.5	144.5	0.20	25.5	5.1	0.65	1.25	1.73	249.5
	263.0	272.0	9.0	0.66	8.8	0.5	0.29	0.46	1.23	11.0
4 intervals			191.2	0.24	21.1	10.6	0.64	1.13	1.68	320.4
DDHMSR-0015	120.8	132.0	11.2	0.62	32.6	0.1	0.13	0.25	1.46	16.4
1 interval			11.2	0.62	32.6	0.12	0.13	0.25	1.46	16.4

Notes to Drill Interval Table:
1.	Significant interval defined as a minimum 10 meter interval or a 10 gram meter AuEq interval grading a minimum of 1 gpt AuEq.
2.	Internal dilution limited to 4 continuous meters of <0.5 gpt AuEq. Cutoff grade of 0.5 grams/tonne AuEq.
3.	Au Equivalencies based on the following metal value ratios – Au:Ag 50:1, Au:In 87.5:1, Au:Pb 19845:1, Au:Zn 19845:1.
4.	Long-term metal ratios based on value relations of $1200/oz Au, $24/oz Ag, $400/kg In, $0.80/lb Pb and Zn.
5.	The intervals shown are drill length intervals. True widths are not known.
6.	No significant intervals as defined by Note 1 were drilled in the remaining 10 Phase I drill holes.

NovaGold Resources Inc.

A second drilling campaign is now being planned. This program will include a 15-line-kilometer IP/Resistivity survey and a 3,500-5,000-meter HQ-size drill program. The drill program is planned for completion before the end of 2011.

Joe Piekenbrock, VP Exploration commented, “This early success at San Roque is encouraging, particularly the significant widths of mineralization encountered. Our goal with the second round of drilling is to expand on the potential resource in Zone 33 Area and capitalize on the extensive exploration potential that we recognized in the initial round of drilling.”

NovaGold signed an option agreement with Marifil Mines Ltd. (“Marifil”) on June 22, 2010, which gives NovaGold the right to earn up to a 70% interest in the San Roque Project. The San Roque project comprises eleven claims totaling 70,046 hectares. Three of the claims are owned by MIM Exploraciones SA ("MIM") and Marifil has exercised its right to purchase a 100%-interest in these claims for $400,000.

The drill program and sampling protocol were managed by NovaGold. The HQ diameter diamond drill holes were sampled using a two-meter sample length and recovery averaged 95%. Three quality control samples (one blank, one standard and one duplicate) were inserted into each batch of 20 samples. The drill core was sawn, with half sent to ASL Chemex Labs in Mendoza, Argentina and Santiago, Chile, where gold was analyzed by fire assay and AAS finish and a four acid ICP-MS method was used to analyze a full suite of elements. Samples were securely transported from the project site to the ALS Chemex laboratory in Mendoza via a private truck hired by ALS.

Heather Brown, P.Geo, GIS Database Geologist for NovaGold, and a Qualified Person as defined by National Instrument 43-101, has reviewed the results of the drill program and confirmed that all procedures, protocols and methodologies used in the drill program conform to industry standards.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its two core properties, Donlin Gold and Galore Creek, with the objective of becoming a low-cost million-ounce-a-year gold producer, and offers superior leverage to gold and copper with one of the largest mineral reserve/resource bases of any junior or mid-tier gold company. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Gold project in Alaska, one of the world’s largest undeveloped gold deposits, is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited. NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

NovaGold Contact

Ariadna D. Peretz
Investor Relations

604-669-6227 or 1-866-669-6227

NovaGold Resources Inc.

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements relating to NovaGold’s future operating or financial performance, are forward-looking statements. Forward-Looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in this news release and may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market price of precious base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Resources in the exploration and development of the Donlin Gold and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2010, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.

NovaGold Resources Inc.

Map 1: San Roque Target Areas

NovaGold Resources Inc.